Exhibit (e)(17)

EFiled: Jan 14 2014 05:26PM EST Transaction ID 54846198 Case No. 9251-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JACK WILKINSON, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
TUFCO TECHNOLOGIES, INC., ROBERT	)
SIMON, JAMES F. ROBINSON, SAMUEL J.	)
BERO, C. HAMILTON DAVISON JR.,	)
WILLIAM R. ZIEMENDORF, BRIAN	)
KELLY, TUFCO HOLDINGS, LLC,	)
PACKERS ACQUISITION SUB, GRIFFIN	)
HOLDINGS, LLC and BRADFORD	)
VENTURE PARTNERS, L.P.	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jack Wilkinson (“Plaintiff”), by his attorneys, alleges upon information and belief, except as to his own acts, which are alleged on knowledge, as follows:

I.	NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff individually and on behalf of the public stockholders of Tufco Technologies, Inc. (“Tufco” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Griffin Holdings, LLC (“Griffin Holdings”), Tufco Holdings, LLC (“Tufco Holdings”), Packers Acquisition Sub, Inc., (“Merger Sub”) (collectively, Griffin Holdings, Tufco Holdings, and Merger Sub are referred to herein as “Griffin” unless otherwise indicated), and Bradford Venture Partners, L.P. (“Bradford”), arising out of Defendants’ breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell Tufco to Griffin at a substantial discount via an inherently unfair process designed to take advantage of Tufco’s strategic positioning in an expanding market and to ensure that Griffin, and only Griffin, continues to participate in Tufco’s future growth (the “Proposed Transaction”).

2. On December 20, 2013, Tufco announced that it had signed a definitive merger agreement (the “Merger Agreement”) pursuant to which Griffin will commence a tender offer to acquire all of the outstanding shares of Tufco for $6.07 per share in cash (the “Merger Consideration”). The Board has unanimously approved the Merger Agreement and recommended that stockholders of the Company tender their shares to Griffin during the tender offer period, which is set to expire at midnight on February 6, 2014.

3. At all relevant times, Bradford, Tufco’s largest stockholder, which beneficially owns approximately 61% of the Company’s outstanding common stock, had the ability to, and did, control Tufco. As Tufco publicly admitted in the Company’s Annual Report on Form 10-K for the year-ended September 30, 2013:

The Company is a “Controlled Company” as defined in Nasdaq Listing Rule 5615(c)(1). The Board of Directors has based this determination on the fact that approximately 61% of the voting stock of the Company is held by Bradford Venture Partners, L.P. and Overseas Equity Investors Ltd., which together constitute a group for purposes of Nasdaq Listing Rule 5615(c)(1).

4. A majority, or five of the six Board members, are also directors of Bradford or serve on Bradford’s Advisory Board. Specifically, defendant Robert J. Simon (“Simon”), the Company’s Chairman of the Board, serves as a Senior Managing Director of Bradford and the general partner of Bradford Associates. Moreover, defendants James F. Robinson (“Robinson”), the Company’s President and Chief Executive Officer “(CEO”), William Ziemendorf (“Ziemendorf”), C. Hamilton Davison Jr. (“Davison”) and Brian Kelly (“Kelly”) all serve as members of Bradford’s Advisory Board. Thus, the entire Board was beholden to, and controlled by Bradford.

5. The Proposed Transaction is a result of Bradford’s desire to liquidate its shares and exit its investment in the Company, which it could not otherwise do absent a sale of Tufco. With five out of the six Tufco Board members also serving as directors or advisors of Bradford, Bradford was able to swiftly manipulate the process and force a sale upon the Company to Griffin, the Board’s favored bidder, with which defendant Robinson has a prior relationship, using Bradford’s handpicked financial advisor, Mesirow Financial Inc. (“Mesirow Financial”). Mesirow Financial has previously, and is currently providing, Bradford with “investment banking, financial advisory and other financial services,” including “having provided valuation and transaction advisory services for which it has received and may receive compensation.” Accordingly, Bradford and the conflicted Board members knew that Mesirow would advantageously help steer the deal towards Griffin for inadequate consideration.

6. In connection with the Proposed Transaction, Bradford has agreed to tender its directly held shares in the tender offer, representing 14.9% of Tufco’s outstanding shares as of the date of the announcement. Bradford’s 61% beneficial ownership, of course, is alone enough to achieve the majority tender needed to consummate the Proposed Transaction, without any minority stockholder input. Bradford is using its 61% ownership interest in the Company to attempt to force a sale of Tufco to Griffin without affording Tufco’s minority stockholders any opportunity to vote on the transaction, despite the fact that the Company’s disenfranchised minority stockholders are to be cashed out of their holdings for an inadequate price.

7. While the Company continuously reported improving financial results and informed Griffin that an offer price of $6.07 per share was insufficient, the mounting pressure to liquidate Bradford’s holdings forced the Company into accepting the inadequate offer. Ultimately, the Proposed Transaction is the product of a fundamentally flawed process controlled by Bradford that fails to maximize stockholder value, in breach of Defendants’ fiduciary duties, and is designed to ensure the acquisition of Tufco by Griffin on terms preferential to Griffin and Tufco’s Board members, but is detrimental to Plaintiff and other public stockholders of Tufco. Specifically, the Merger Consideration significantly undervalues the Company and the Merger Agreement unlawfully binds the parties to unfair terms of the Proposed Transaction and impermissibly deters potential topping bids.

8. As stated above, the merger Consideration does not reflect Tufco’s growth potential. Since determining to cut operating expenses for the fiscal year 2013, the Company has been able to regularly boost its profits in the face of lower recent sales volume. In fact, Company stock traded well above the Merger Consideration for much of the summer of 2013, trading as high as $6.99 per share on July 16, 2013.

9. The Merger Consideration does not properly value Tufco and will not adequately compensate Company stockholders for their investment. Thus, any “premium” Defendants may tout is illusory.

10. Exacerbating matters, Defendants have attempted to unlawfully bind the Company’s stockholders to the unfair Proposed Transaction by including several provisions in the Merger Agreement that operate to protect the deal and deter any potential topping bids (the “Deal Protection Devices”). For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. Should an unsolicited topping bidder somehow emerge, the Merger Agreement grants Griffin information matching rights that allow it to piggyback off the due diligence and expense of another interested bidder. The Merger Agreement also requires Tufco to inform Griffin of the details of any superior bid within one day of it occurring and allows three business days during which it must negotiate with Griffin to render the alternative superior bid inferior. Should a topping bidder still be undeterred, however, the Merger Agreement requires Tufco to pay Griffin a termination fee of $1.5 million. The collective effect of these Deal Protection Devices is to unlawfully bind Tufco to the Proposed Transaction by making the Company appear less attractive in order to deter any potential topping bidders who would properly compensate the Company’s stockholders for their shares through a fair process.

11. On January 9, 2013, Tufco filed a Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”) and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares in the tender offer. In contravention of the Board’s duty of candor and full disclosure, and in violation of Sections 14(d)(4) and 14(e) of the Exchange Act, the Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction. Without such information, Tufco stockholders will be forced to decide whether to tender their shares in the tender offer without all information necessary to make a fully informed decision.

12. Simply put, the Proposed Transaction is the result of a conflicted Board’s desire to force the Company into a sale for the benefit of Bradford, as well as the product of a fundamentally flawed process designed to unlawfully divest Tufco’s public stockholders of their equity holdings and end the Company’s independent existence without providing the Company and its stockholders the maximized value to which they are entitled. The Individual Defendants know Tufco will continue to produce substantial revenue and earnings, yet have failed to garner adequate consideration for the Company’s stockholders to compensate for their being cashed out of their opportunity to enjoy such financial success. Herein, Plaintiff alleges that the Proposed Transaction is being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to Tufco’s stockholders.

13. As discussed herein, as a result of Bradford’s control as Tufco’s majority stockholder and controller of Tufco’s interested Board, the Proposed Transaction is subject to the exacting entire fairness standard under which Defendants must establish both fair price and fair dealing. The Proposed Transaction is not the product of fair dealing and does not provide minority stockholders with a fair price for their Tufco common shares. Nor are the minority stockholders being afforded any opportunity to vote on the Proposed Transaction, and Defendants’ materially misleading disclosures and omissions are leaving Tufco’s minority stockholders without an informed basis to decide whether to accept the low $6.07 per share price being put to them or instead to exercise their appraisal rights under Delaware law.

14. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

II.	PARTIES

15. Plaintiff is, and has been at all relevant times, the owner of shares of Tufco common stock.

16. Defendant Tufco is a Delaware corporation with its corporate headquarters located at 3161 South Ridge Road, P.O. Box 23500, Green Bay, Wisconsin, 54305. Tufco provides integrated manufacturing services, including wet and dry-wipe converting, Web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products. The Company markets its products and services through two market segments: Contract Manufacturing services and Business imaging paper products. Tufco conducts operations from two manufacturing and distribution locations in Green Bay, Wisconsin and Newton, North Carolina. Tufco common stock trades on the NASDAQ Stock Exchange under the ticker symbol “TFCO.”

17. Defendant Simon is, and at all times material was, Chairman of the Board and a director of the Company. Simon has held this position since 1992. Simon is currently the President and Chief Executive Officer of the Company. Additionally, Simon is also a General Partner and Senior Managing Director of Bradford since 1989 and 1992, respectively. Mr. Simon is also either the Chairman of the Board or a director of several other privately held companies.

18. Defendant Robinson is President, CEO, and director of Tufco. Robinson assumed the positions of President and CEO in September 2011 after previously serving as Vice President, Business Development since January 2010. Robinson serves as a member of Bradford’s Advisory Board.

19. Defendant Samuel Bero (“Bero”) has been a member of the Board since 1992. Mr. Bero previously served as President and CEO of the Company from November 1993 until his retirement in July 1995, Executive Vice President since November 1992, and General manager since 1974, when he co-founded the Company’s predecessor, Tufco Industries, Inc.

20. Defendant Davison has been a member of the Board since 1992. Davison serves as a member of Bradford’s Advisory Board.

21. Defendant Kelly has been a member of the Board since 2006. Kelly is serves as a member of Bradford’s Advisory Board.

22. Defendant Ziemendorf has been a member of the Board since 2008. Ziemendorf serves as a member of Bradford’s Advisory Board and has been associated with Bradford for eight years.

23. Defendants referenced in ¶¶ 17 through 22 are collectively referred to herein as the Individual Defendants and/or the Board.

24. Defendant Griffin Holdings LLC is a diversified private equity firm investing in real estate as well as buyouts of growth-oriented middle-market consumer product companies in the United States. Griffin Holdings LLC maintains its headquarters at 2121 Avenue of the Stars, Suite 1670, Los Angeles, California 90067.

25. Defendant Tufco Holdings, LLC is a Delaware corporation and a direct wholly owned subsidiary of Griffin Holdings LLC and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

26. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Griffin Holdings LLC and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

27. Defendant Bradford Venture Partners, L.P. and its affiliates acquire high-quality middle-market companies in the United States and invest across a broad range of industries, favoring low-technology manufacturing businesses and specialty distribution companies. Bradford employs modest financial leverage in its acquisitions and actively fosters the growth and development of its portfolio companies.

III.	THE INDIVIDUAL DEFENDANTS’ AND BRADFORDS’ FIDUCIARY DUTIES

28. By reason of the Individual Defendants’ positions with the Company as officers and/or directors and Bradford’s ownership of a controlling interest in the Company, they are in a fiduciary relationship with Plaintiff and the other public stockholders of Tufco, and owe them a duty of the highest good faith, fair dealing, and loyalty.

29. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders, and if such transaction will result in a change of corporate control, the stockholders are entitled to receive a significant premium.

30. To diligently comply with these duties, these directors and/or officers may not take any action that:

a) adversely affects the value provided to the corporation’s stockholders;

b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c) contractually prohibits themselves from complying with their fiduciary duties;

d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or

e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

31. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Tufco, are obligated to refrain from:

a) participating in any transaction where the directors’ or officers’ loyalties are divided;

b) participating in an transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or

c) unjustly enriching themselves at the expense, or to the detriment, of the public stockholders.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, and Bradford, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, independence and candor, owed to Plaintiff and other public stockholders of Tufco, or are aiding and abetting others in violating these duties.

IV.	SUBSTANTIVE ALLEGATIONS

A.	Company Background and its Poise for Continued Success

33. Founded in 1992, Tufco provides integrated manufacturing services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products.

34. The Company markets its products and services through two market segments: Contract Manufacturing and Business Imaging. Tufco’s contract manufacturing capabilities are housed at its Green Bay, Wisconsin location. There, the products and services provided include wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality, formulation development, blending and microbiological process management. The facility manufactures products from a wide array of materials, including polyethylene films, nonwoven, paper, and tissue. Products include disposable wet wipes for home, personal care and automotive use, flexible packaging and disposable table covers.

35. At the Company’s Newton, North Carolina facility, Tufco focuses on Business Imaging, having the capabilities which include precision slitting, rewinding, specialty packaging, folding, perforating, and trimming paper rolls in a large variety of sizes which include variables in width, diameter, core size, single or multi-ply, and color. These capabilities are directed towards converting fine paper materials, including specialty and fine printing papers, thermal papers, inkjet papers and coated products.

36. Tufco markets its products and services nationally through its 16 full-time sales and customer service employees and 38 manufacturer’s representatives and distributors. The Company’s customer base consists of over 250 companies, including multinational consumer products companies and dealers or distributors of business imaging papers.

37. Since endeavoring to decrease operating costs at the beginning of 2013, the Company has been able to increase profits quarter over quarter, while successfully absorbing lower-than-expected sales volume.

38. On February 13, 2013, the Company issued a press release announcing its first quarter 2013 financial results.

39. Key financial results for the first quarter of 2013 included:

a)	Sales of $28,348,000, an increase of 10% from the first quarter of fiscal year 2012;

b)	Net Income of $740,000, or $0.17 per diluted share, compared to a net loss of $609,000, or $0.14 per diluted share for the same quarter 2012; an improvement of $1,350,000 or $0.31 per share.

c)	A reduction in borrowing under the Company’s credit facility by almost $2,600,000, down to $4,700,000.

40. In the same press release, Defendant Robinson attributed the Company’s success to a combination of increased sales volume and the focus on reducing operating costs.

41. On May 13, 2013, the Company announced its second quarter 2013 and first six months of 2013 financial results.

42. Key financial results for this quarter included:

a)	Sales of $24,167,000, an increase of $28,000 over the same quarter 2012;

b)	Net Income of $0.04 per diluted share, compared to a net loss of $0.12 per diluted share for second quarter 2012;

c)	A reduction in borrowing under the Company’s credit facility by almost $600,000, down to $4,100,000.

43. Key financial results for the first six months of 2013 included:

a)	Sales of $52,515,000, compared to $49,816,000 for the same period of 2012; an increase of 5%;

b)	Net Income of $0.21 per diluted share, compared to a net loss per diluted share of $0.26 for the same period the prior year; an improvement of $0.47 per share.

44. Defendant Robinson, in speaking about the Company’s quarterly and year-to-date success, pointed to the Green Bay production plant as a main driver:

“The Company has increased sales volumes at Green Bay in the second quarter and first six months of fiscal 2013 compared to the same periods of fiscal 2012 which, in combination with our focus on reducing operating costs, contributed to increased earnings. Our Newton operation has shown consistent improved gross profit.”

45. On August 13, 2013, the Company issued a press release announcing its third quarter 2013 financial results. For the first time all year, the Company failed to exceed the financial results of the same period, prior year, but still was able to increase profitability on the back of its effort to reduce operating costs.

46. Key financial results for the quarter included:

a)	Sales of $24,820,000, compared to $28,528,000 for the third quarter of 2012;

b)	Net Income of $0.20 per diluted shares, compared to a net income of $0.15 per diluted share for the third quarter of 2012.

c)	A further reduction in borrowing under the Company’s credit facility by approximately $900,000, bringing the total reduction in bank debt to over $5,000,000 for the year up to that point.

47. For the first nine months of fiscal 2013:

a)	Sales were $77,335,000, compared to $78,344,000 for the same period the prior year;

b)	Net Income of $0.40 per diluted share, compared to a net loss per diluted share of $0.11 for the first nine months.

48. The stock market responded positively to the Company’s focus on the reduction of operating costs, while still increasing profits, pushing Company stock to nearly $7.00 per share within the last six months.

49. Additionally, financial website The Street maintains a “Buy” holding on Company stock, indicating faith in the Company’s growth prospects.

50. Rather than permitting the Company’s shares to trade freely and allowing its public stockholders to reap the benefits of the Company’s increasingly positive long-term prospects, the Individual Defendants have acted for their personal benefit and the benefit of Griffin, and to the detriment of the Company’s public stockholders, by entering into the Merger Agreement.

B.	After Conducting A Flawed Process Run By A Conflicted Board That Was Beholden To Bradford, Defendants Announce the Unfair Proposed Transaction for Inadequate Consideration

51. The Company’s decision to sell Tufco is a result of the forceful hand of Tufco’s largest stockholder, Bradford, who beneficially owns approximately 61% of the Company’s outstanding shares and no longer wishes to hold a stake in Tufco.

52. Bradford and its affiliates acquire high-quality middle-market companies in the United States and invest across a broad range of industries, favoring low-technology manufacturing businesses and specialty distribution companies. Bradford employs modest financial leverage in its acquisitions and actively fosters the growth and development of its portfolio companies.

53. Bradford has exerted its influence on Tufco since 1994, when Tufco entered into a consulting agreement (“Consulting Agreement”) with Bradford Ventures, Ltd. (“Bradford Ventures”), an affiliation of Bradford, under which Bradford Ventures provides various financial consulting services to Tufco. Under this agreement, Bradford Ventures has assisted the Company in structuring their initial public offering, various acquisitions and divestitures and restructuring. Additionally, Bradford Ventures provides general business consulting and advice to the Company. Tufco is obligated to pay Bradford Ventures an initial annual fee of $210,000 under the agreement, subject to a 5% annual increase for each year since 1994. During fiscal year 2013, the Company paid Bradford Ventures $497,375 in fees. Further, upon execution of the Merger Agreement, Bradford and the Company entered into a termination agreement, whereby the Consulting Agreement will be terminated and Bradford will receive a lump sum cash payment of $530,664 from the Company.

54. Wanting to liquidate its holding, Bradford had no trouble convincing the Board to a sale of the Company, since the Board is almost entirely comprised of directors and advisors of Bradford. Specifically, five out of Tufco’s six Board members are affiliated with Bradford: Defendant Simon serves as the senior managing director of Bradford Ventures, Ltd. and the general partner of Bradford Associates, and Defendants Robinson, Kelly, Ziemendorf and Davison serve on Bradford’s Advisory Board. Seeking to liquidate Bradford’s 60.8% ownership interest in the Company, Bradford and the Company’s conflicted Board members wanted the Company to be sold, regardless of whether it was in Tufco’s best interest.

55. Having used Mesirow Financial for its own business, Bradford and the Company’s conflicted Board members handpicked Mesirow Financial to act at the Company’s financial advisor and jumpstarted the process by instructing Mesirow Financial to contact Griffin, whom Robinson, upon information and belief, has a prior personal relationship, regarding a potential acquisition of the Company. As a result, Griffin was given a two month head start in the process and Bradford and the Company’s conflicted Board members were able to control the remainder process through their conflicted financial advisor, Mesirow Financial.

56. In October 2012, the Company received indications of interest from five parties: Griffin, Bidder B, Bidder C, Bidder D, Bidder E and Bidder F. For reasons unknown, Bidder C, Bidder D and Bidder E subsequently decided not to continue with a transaction. Although Bidder F was interested in the Company, Tufco decided not to pursue them because their submission was for a division of the Company, rather than a sale of it entirely. Bradford was looking to liquidate all of its shares, therefore a sale was the only viable option.

57. On January 15, 2013, Bidder B sent a non-binding letter of intent to the Board and subsequently entered into negotiations with the Board. Negotiations resulted in a term sheet contemplating a tender offer by Bidder B for 85% of the outstanding shares of the Company at a price of $6.07 per share. Between March 20, 2013 and March 23, 2013 Bidder B commenced its due diligence review of the Company, but on April 10, 2013 Bidder B notified the Company that it was no longer interested in consummating a transaction and terminated its exclusive negotiating rights.

58. As soon as negotiations ceased, Mesirow Financial re-engaged discussions with Griffin and, on April 18, 2013, the Company received a revised preliminary non-binding letter of intent for a proposed acquisition of 100% of the outstanding shares of the Company for $6.07 per share.

59. Griffin and the Company entered into an exclusivity agreement on May 3, 2013 that would run through July 3, 2013. This period was subsequently extended through July 31, 2013. During this time, Defendant Robinson, along with a member of the Company’s management, met with Shahram Shaun Gabayzadeh (“Gabayzadeh”), the manager of Griffin Holdings, and certain other members of Griffin to discuss the Company’s business and operations, including potential future commercial and operational opportunities. On the evening of July 14, 2013, Robinson and his wife met socially in Los Angeles with Gabayzadeh and certain other Griffin employees and their wives. The following day, Robinson met once again with Gabayzadeh and certain other Griffin employees.

60. On October 4, 2013, Bidder B sent another indication of interest to the Company; however, the Company was set on Griffin at that point and decided not to pursue Bidder B’s interest.

61. From this point forward the Company focused solely on Griffin. On October 8, 2013 Gabayzadeh directly contacted Robinson and Michael Weil, the Managing Director of Mesirow Financial, to inform them that Griffin had received a draft commitment letter from J.P. Morgan Chase Bank, N.A. (“J.P. Morgan”).

62. Anxious to close a deal, on November, 19, 2013, the Company informed Griffin that if a deal was not complete by July 31, 2013, then their initial offer of $6.07 per share would be unacceptable and the minimum offer they would accept was $6.17.

63. No deal was reached by July 31, 2013, yet rather than hold true to their word, the conflicted Board held Bradford’s interests ahead of Tufco’s and accepted the insufficient offer price of $6.07.

64. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential based on the continued increase in profitability of the Company’s South Carolina business, on December 20, 2013, the Company announced that it had entered into an Agreement and Plan of Merger with Tufco Holdings and Merger Sub, two entities created with the purpose of effectuating the Proposed Transaction and which are wholly directly or indirectly owned by Griffin Holdings:

Tufco Technologies, Inc. to be Acquired by Griffin Holdings, LLC

GREEN BAY, Wis., Dec. 20, 2013 (GLOBE NEWSWIRE) — Tufco Technologies, Inc. (TFCO) announced today that it has signed a definitive merger agreement with entities affiliated with Griffin Holdings, LLC (“Griffin”), which provides that Griffin entities will acquire Tufco for $6.07 per share in cash pursuant to a cash tender offer and second step merger. The Board of Directors of Tufco has unanimously approved the transaction and recommended that Tufco’s stockholders tender their shares in the tender offer. Bradford Venture Partners, L.P., Tufco’s largest stockholder, has agreed to tender in the tender offer shares representing 14.9% of Tufco’s outstanding shares as of the date hereof.

* * *

Under the terms of the merger agreement, a subsidiary of Griffin will commence a cash tender offer to purchase all of the outstanding shares of Tufco’s common stock for $6.07 per share within 20 days. The merger agreement provides that, as soon as practicable after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Tufco’s outstanding shares of common stock (on a fully diluted basis) and receipt by affiliates of Griffin of financing under definitive financing commitments delivered to Tufco. The merger agreement contains a provision under which Tufco has agreed not to solicit any competing offers for the company. The parties expect the tender offer to close promptly after the completion of the tender offer.

* * *

65. Given the Company’s strong performance and its position for growth, the Proposed Transaction is inadequate and significantly undervalues the Company, particularly in light of the Company’s recent commitment to increasing profitability and cutting operating expenses.

66. Since the announcement of the Proposed Transaction, Company stock has consistently traded above the $6.07 Merger Consideration, reaching as high as $6.14 on December 26, 2013. This premium to the Merger Consideration indicates dissatisfaction in the market with the proposed Merger Consideration and a belief that Company stock is worth more than currently being offered by Griffin.

67. Indeed, according to the Company’s own financial advisor’s opinion, the implied per share equity range for the Company based on LTM Adjusted EBITDA is $6.17-7.77, well above the $6.07 deal price.

68. Additionally, the paltry “premium” of less than $1.00 over the unaffected share price of the Company’s stock on December 20, 2013 fails to compensate Tufco stockholders for the intrinsic value of the Company and the profit potential to Griffin. In acquiring the Company, Griffin will bypass the growing pains associated with entering the Paper and Paper Products industry and instead inherit a company that has withstood the storm of decades in the industry and sector and has emerged as a true market player.

69. Furthermore, the Company was disingenuous at best and purposefully manipulative at worst when, in its press release announcing the deal, it pointed to a 42.8% premium over the then-current 52-week low closing share price from December 26, 2012. The fact that the Company had to look back nearly 51 weeks to justify the deal, yet it failed to acknowledge that the Merger Consideration represents a more than 15% discount to the 52-week high of $6.99 achieved less than 6 months earlier speaks volumes about the Individual Directors’ intent in unloading the Company without fully informing the minority public stockholders of the value of their holdings.

70. Yet, despite the significant value and the profit potential inherent in the transaction being clear-cut, Bradford is forcing the Proposed Transaction in furtherance of its own interests, at terms beneficial to Bradford and contrary to the Company’s minority stockholders’ best interests and that do not reflect the fair value of Tufco’s common stock. Accordingly, the Proposed Transaction consideration is inadequate and grossly undervalues Tufco.

C.	The Preclusive Deal Protection Devices

71. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

72. By way of example, § 5.3 of the Merger Agreement includes a “no solicitation” provision, barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Griffin. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Griffin, the Board’s preferred bidder.

73. Pursuant to § 5.3(c) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Griffin of the bidder’s offer within one day. Thereafter, should Tufco determine that the unsolicited offer is superior to that of Griffin, pursuant to § 5.3(f)(iv), the Company must allow a three business day period during which it must negotiate in good faith to allow Griffin to match the unsolicited offer.

74. In other words, the Merger Agreement gives Griffin access to any rival bidder’s information and allows Griffin a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Griffin, because the Merger Agreement unfairly assures that any “auction” will favor Griffin and piggyback upon the due diligence of the foreclosed second bidder.

75. In addition, pursuant to § 8.3, Tufco must pay Griffin a termination fee of $1.5 million if the Company decides to pursue another offer, thereby essentially requiring that an alternate bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

76. Furthermore, concurrently with the execution and delivery of the Merger Agreement, on December 20, 2013, Bradford entered into a Tender and Voting Agreement (“Tender Agreement”) with Griffin.

77. Subject to the Tender Agreement are the shares owned by Bradford representing approximately 14.9% of the aggregate Company Common Stock outstanding as of the date the agreement was entered into. Pursuant to the Tender Agreement, Bradford, which is Tufco’s largest singular holder of common stock, beneficially owning approximately 60.8% of the Company’s outstanding shares, has agreed, inter alia, to tender its shares in the tender offer and, if applicable, vote its shares against any third party proposal to acquire Tufco. As a result, 14.9% of the outstanding shares of Tufco are already locked up in favor of the Proposed Transaction. Further, the Merger Agreement fails to contain a majority-of-the-minority voting provision, therefore, if Bradford votes all of its remaining shares in favor of the tender offer, then 60.8% of Tufco’s shares are effectively guaranteed to be voted in favor of the Proposed Transaction, which itself is a majority of the stockholder votes and enough to approve the Proposed Transaction.

78. Ultimately, these preclusive deal protection devices, coupled with the Tender Agreement, illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Griffin’s inadequate offer price

79. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

D.	Tufco’s Officers and Directors Stand to Receive Special Benefits From the Proposed Transaction That the Company’s Public Stockholders Will Not Receive

80. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interest through the Proposed Transaction at the expense of Tufco’s public stockholders.

81. Each of the directors holds stock options and restricted stock awards that, upon consummation of the Proposed Transaction, will no longer be subject to the restrictions and will be automatically vested and converted to cash allowing the directors to receive material financial benefits from converting their stock options. The lucrative payments to be received by the Company’s officers and directors are detailed in the excerpt from the Recommendation Statement below:

Name of Executive Officer or Director	Number of Vested Company Stock Options	Payments in Respect of Vested Company Stock Options ($)	Number of Unvested Company Stock Options	Payments in Respect of Unvested Company Stock Options ($)	Total Company Stock Option Payments ($)
James F. Robinson	17,000	44,473	16,000	43,387	87,860
Michael B. Wheeler	36,167	43,872	8,333	22,418	66,290
Robert J. Simon	30,000	29,220	0	0	29,220
Samel J. Bero	30,000	29,220	0	0	29,220
C. Hamilton Davison	30,000	29,220	0	0	29,220
Brian Kelly	23,000	29,220	0	0	29,220
William R. Ziemendorf	18,000	29,220	0	0	29,220

82. Pursuant to his employment agreement, Defendant Robinson will receive certain severance benefits upon termination of employment, which would occur at the time of the Merger. Specifically, Robinson is entitled to receive payment of his salary for a period of six months.

83. Tufco may also elect to pay bonuses to any executive officer or employee of the Company, and intends to pay bonuses aggregating $150,000 to current members of senior management.

84. Additionally, each of the Executive Officers stands to receive Golden Parachute Compensation as follows:

Name	Cash ($)(1)	Equity ($)(2)	Other ($)	Total ($)(3)(4)
James F. Robinson	220,000	87,860	0	307,860
Michael B. Wheeler	165,931	66,290	0	232,221
Tim Splittgerber	85,000	0	0	85,000

85. Thus, while the Proposed Transaction is not in the best interest of Tufco’s public stockholders, it will produce lucrative benefits for the Company’s officers and directors that are not being equally shared by the Company’s minority public stockholders.

E.	Tufco’s Materially Misleading Recommendation Statement

86. On January 9, 2013, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares in the tender offer. The Recommendation Statement failed to provide the Company’s stockholders with material information and/or provided them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction, in contravention of the Board’s duty of candor and full disclosure and in violation of Section 14(d)(4) and 14(e) of the Exchange Act.

87. Without such information, Tufco stockholders will be forced to decide whether to tender their shares in the tender offer and whether to seek appraisal without all information necessary to make a fully informed decision.

1.	Materially Misleading Statements/Omissions Regarding Management’s Financial Forecasts

88. The Recommendation Statements fails to disclose several critical facts concerning management’s financial projections provided to, and relied upon by Mesirow Financial in its financial analyses supporting its fairness opinion.

89. For example, the Recommendation Statement fails to disclose:

a)	Projected Net Operating Loss (“NOL”) balances and utilization;

b)	An explanation of the “total adjustments”; and

c)	Whether the costs of Tufco remaining a public company were removed from the assumptions, and, if not, the annual costs of maintaining Tufco’s status as a public company.

90. Management’s financial projections are the lifeblood of the Company and are crucial to providing stockholders management’s inside view of the Company’s value and future prospects necessary for making an informed decision about whether to vote in favor of the Proposed Transaction. Accordingly, the omitted financial projections must be disclosed in order for Tufco stockholders to be able to cast an informed vote.

2.	Materially Incomplete and Misleading Disclosures Concerning Mesirow Financial’s Financial Analyses and Potential Conflicts of Interest

91. The Recommendation Statement fails to disclose various material assumptions and inputs that Mesirow Financial used and relied upon in its financial analyses supporting the fairness opinion presented to and relied upon by the Tufco Board, including the following:

a)	With respect to the Selected Companies Analysis, (i) whether other multiples, e.g. forward revenue multiples, were examined and, if so, what were they; (ii) the objective selection criteria used by Mesirow Financial to select the sample of companies; (iii) the company-by-company enterprise values and pricing multiples; and (iv) the “size, estimated growth and profitability, customer concentration, and quality and efficiency of fixed assets” metrics used to justify the extremely low selected range of pricing multiples for Tufco;

b)	With respect to the Selected Transactions Analysis, (i) whether other multiples were examined and, if so, what they were; (ii) the objective selection criteria used by Mesirow Financial to select the sample of precedent transactions and the transaction-by-transaction enterprise values and pricing multiples; and (iii) the “size, estimated growth and profitability, customer concentration, and quality and efficiency of fixed assets” metrics used to justify the extremely low selected range of pricing multiples for Tufco;

c)	With respect to the Historical Implied Premiums and Multiples Analysis, (i) the reason there is no comparison of Tufco’s multiples to either a broad sample of acquisitions, or the premiums observed in the Precedent Transactions Analysis involving public targets observed by Meislow Financial.

92. Further, the Recommendation Statement fails to provide a valuation overview with the fully diluted shares outstanding, the equity value and enterprise value at the unaffected closing price and the offer, as well as pertinent valuation multiples.

93. The inputs, assumptions and methodologies that Mesirow Financial used and relied upon in the financial analyses supporting its fairness opinion presented to the Board are critical to Tufco’s stockholders’ ability to assess the credibility of Mesirow Financial’s analyses and to provide stockholders with a fair summary of Mesirow Financial’s work.

3.	Materially Incomplete and Misleading Disclosures Concerning the Flawed Process and Conflicts

94. The Recommendation Statement also failed to disclose the following material information concerning the sales process discussed on pages 10-15:

a)	Why the Company decided to engage Mesirow Financial on February 13, 2012, the criteria used to select Mesirow Financial, who authorized Mesirow Financial’s retention and the scope of the retention, and whether the Company considered other potential advisors;

b)	Any services rendered within the past two years by Mesirow Financial to Tufco, Griffin, or Bradford and any compensation received by Mesirow from those services;

c)	Who determined the list and criteria used to select the 227 parties who were purportedly contacted throughout the process, the nature of the contact made by Mesirow Finance to each of the 227 parties, the message that was delivered, the means of communication that were used, and whether bids were solicited;

d)	Who determined to contact Griffin and one other potential acquirer on May 9, 2012 and the criteria used to select them;

e)	When the initial phase of the marketing process was completed;

f)	The identity of each party that submitted an indication of interest, the details of each bid, and the closing price for each detail in the chronology on which offers or counteroffers are quantified;

g)	The differences between the “additional 54” parties compiled in September 2012 and the original 162 parties contacted in the initial phase, including why they were not included in the original list;

h)	The number of new indications of interest, if any, that resulted from contacting the additional 54 parties;

i)	The reason why Bidder D and Bidder E decided not to pursue a potential transaction with the Company;

j)	Whether the Company inquired as to whether Bidder F would be interested in acquiring the Company as a whole before it decided to not pursue Bidder F as a potential acquirer;

k)	The nature of the interest shown by the 23 parties that warranted them, and not other parties, to be re-contacted;

l)	The reason why Bidder C withdrew its original indication of interest on January 23, 2013;

m)	The explanation for “pro forma ownership” and whether this suggests that new shares will be issued pursuant to the transaction;

n)	The reason why Bidder B was no longer interested in consummating a transaction and terminated its exclusive negotiation rights with the Company on April 10, 2013;

o)	The reason the Company accepted Griffin’s offer price of $6.07 on December 18, 2013, when it had told Griffin that if a deal was not finalized by July 31, 2013 the price would have to increase beyond $6.07 per share; and

p)	The names of the two customers who the Company is dependent upon for a substantial part of its revenues.

95. The above material disclosures concerning the sales process are necessary for Tufco’s public stockholders to assess the credibility of the process the Board employed to sell the Company and the weight to give its decision-making process in deciding whether to vote for the Proposed Transaction.

V.	CLASS ALLEGATIONS

96. Plaintiff brings this action individually and as a class action on behalf of all holders of Tufco common stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”).

97. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any Defendants.

98. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of December 20, 2013, there were 4,308,947 shares of Company Common Stock issued and outstanding. As such, Plaintiff believes the number of class members to be in the thousands.

99. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a)	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and other members of the Class, in connection with the Proposed Transaction;

b)	whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

c)	whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiff and the other members of the Class in connection with the Proposed Transaction by failing to disclose all material information upon which they are able to make an informed decision about whether to vote their shares in favor of the Proposed Transaction;

d)	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

e)	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

f)	whether Griffin is aiding and abetting the wrongful acts of the Individual Defendants.

100. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

101. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

102. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

103. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

104. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants and Bradford)

105. Plaintiff repeats and realleges each allegation as though fully set forth herein.

106. Defendants have knowingly and recklessly and in bad faith breached their fiduciary duties of care, loyalty, candor, good faith, and independence owed to the public stockholders of Tufco and have acted to put the interests of themselves and Griffin ahead of the interests of Tufco’s stockholders.

107. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Tufco and the ability to participate in the future growth of the Company.

108. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the stockholders of Tufco because, among other reasons, they failed to:

a)	fully inform themselves of the market value of Tufco before entering into the Proposed Transaction;

b)	exercise valid business judgment in connection with Proposed Transaction;

c)	act in the best interests of the public stockholders of Tufco common stock;

d)	maximize stockholder value;

e)	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

f)	disclose all material information necessary for Tufco’s stockholders to cast an informed vote; and

g)	act in accordance with their fundamental duties of good faith, due care, loyalty, and candor.

109. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting the Company’s stockholders.

110. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

111. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled to, all to the irreparable harm of Plaintiff and the Class.

112. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the Court enjoins the Proposed Transaction, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

113. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which Defendants’ actions threaten to inflict.

114. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants.

COUNT II

Aiding and Abetting

(Against Griffin Holdings, Tufco Holdings, and Merger Sub)

115. Plaintiff repeats and realleges each allegation as though fully set forth herein.

116. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub are sued herein as aiders and abettors of breaches of fiduciary duties outlined above by the Individual Defendants.

117. The Individual Defendants breached their fiduciary duties of good faith, loyalty, due care, and candor owed to Tufco stockholders by failing to:

a)	fully inform themselves of the market value of Tufco before entering into the Proposed Transaction;

b)	act in the best interests of the public stockholders of Tufco common stock;

c)	maximize stockholder value;

d)	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction;

e)	disclose all material information necessary for stockholders to cast an informed vote on the Proposed Transaction; and

f)	act in accordance with their fundamental duties of good faith, due care, candor and loyalty.

118. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction with Tufco.

119. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the Tufco’s stockholders.

120. Defendants Griffin Holdings, Tufco Holdings, and Merger Sub rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the Tufco’s stockholders.

121. As a result of the conduct of Griffin Holdings, Tufco Holdings, and Merger Sub of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

122. As a result of the unlawful actions of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for Tufco’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendants Griffin Holdings, Tufco Holdings, and Merger Sub are enjoined by this Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

123. Plaintiff and the other members of the Class have no adequate remedy at law.

124. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants Griffin Holdings, Tufco Holdings, and Merger Sub.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the Proposed Transaction;

(C) In the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: January 14, 2014		O’KELLY ERNST & BIELLI, LLC

	By:	/s/ Ryan M. Ernst
Ryan M. Ernst (#4788)
Daniel P. Murray (#5785)
901 N. Market Street, Suite 1000
Wilmington, DE 19801
(302) 778-4000
rernst@oeblegal.com
dmurray@oeblegal.com

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP

Shannon L. Hopkins, Esq.

Stephanie Bartone, Esq.

733 Summer Street, Suite 304

Stamford, CT 06901

(212) 363-7500